GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP TO RELEASE 2015 FOURTH QUARTER/FULL-YEAR RESULTS ON FEBRUARY 25TH; CONFERENCE CALL AND WEBCAST ON FEBRUARY 26TH

Vancouver, British Columbia, January 11, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release 2015 fourth quarter and full-year results after the market close on Thursday, February 25, 2016. The release will also include the Company's guidance for 2016 and its mineral reserve and mineral resource statement as of December 31, 2015.

A conference call will be held Friday, February 26, 2016, at 10:00 a.m. (PST) to discuss the results. Participants may join the call by dialing toll free 800-355-4959 or 416-340-2216 for calls outside Canada and the U.S. A recorded playback of the call will be available until March 20, 2016 by dialing 800-408-3053 or 905-694-9451 for calls outside Canada and the US. Conference ID#: 5644646.

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com